ALLIED GOLD LIMITED
ACN 104855067

12 April 2011

Companies Announcement Office
Australian Securities Commission

NOTICE GIVEN UNDER SECTION 708A(5) OF THE CORPORATIONS ACT

This notice is given by the Company under section 708A(5)(e) of the Corporations Act in relation to the recent issue of 156,330,985 shares without disclosure to investors under Part 6D.2 of the Corporations Act. The shares were issued under the Company's existing 15% placement capacity in accordance with ASX listing rule 7.1.

As at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

The Company confirms that, as at the date of this notice, there is no information that:

(a) has been excluded from a continuous disclosure notice given to ASX in accordance with the ASX Listing Rules; and

(b) investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

(i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

(ii) the rights and liabilities attaching to fully paid ordinary shares,

to the extent to which it would be reasonable for investors and their professional advisers to expect to find such information in a disclosure document.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary

34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au